

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

<u>Via E-Mail</u>
Tom Griffin
Chief Executive Officer
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

> **Re: Santa Fe Petroleum, Inc.**
> **Form 8-K**
> **Filed May 11, 2012**
> **File No. 333-173302**

Dear Mr. Griffin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

In this regard, please note that, even if your duty to file under Section 15(d) of the Exchange Act has been suspended as to fiscal year 2013 as you indicate in response 3 of your February 14, 2013 letter to us, you must timely file your Form 10-K for the fiscal year ended December 31, 2012. Also note that Exchange Act Rule 15d-6 requires that you file a Form 15 notice of the suspension of your duty to file reports.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Luke C. Zouvas